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
Nicholas-Applegate Convertible & Income II       Annual Shareholder
August 31, 2006 (unaudited)                      Meeting Results



The Nicholas-Applegate Convertible & Income Fund II held its annual meeting of shareholders on October 2, 2006. Common/Preferred shareholders voted to re-elect Hans W. Kertess and David C. Flattum as Class III Trustees to serve until 2009.

The resulting vote count is indicated below:

Convertible & Income II                    Affirmative      Withheld
                                                            Authority

Re-election of Hans W. Kertess              52,440,166       544,670

Re-election of David C. Flattum             52,454,764       530,072



Messrs. Robert E. Connor*, Jack J. Dalessandro*, William B. Ogden IV and R. Peter Sullivan III continue to serve as Trustees of the Funds.




* Preferred Shares Trustee





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